FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION OF SOULMATE BREWING COMPANY

(pursuant to Title 11A of the Vermont Statutes Annotated)

Article First

The name of the corporation is Soulmate Brewing Company (the "**Corporation**").

Article Second

The address of the Corporation's registered office in the State of Vermont is PO Box 1133 Morrisville, VT 05661. The name of its registered agent at such address is Jonathan Morgor.

Article Third

This Corporation is a Vermont general corporation, formed pursuant to Title 11A of the Vermont Statutes Annotated, as may be amended from time to time (the "**Act**"). The Corporation may conduct or promote any lawful act or business for which corporations may be organized under the Act.

Article Fourth

The Corporation is organized on a stock share basis. The Corporation has the authority to issue (i) 6,000,000 shares of Common Stock, $.001 par value per share ("**Common Stock**") and (ii) 600,000 shares of Series A Preferred Stock, $.001 par value per share ("**Preferred Stock**").

The rights, preferences, privileges, and restrictions granted to and imposed on, and other matters relating to, the Preferred Stock and the Common Stock are as follows:

A. COMMON STOCK.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock as set forth herein.

2. Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of shares of the Common Stock of the Corporation then outstanding irrespective of the provisions of Chapter 10 of the Act. The holders of Common Stock shall be entitled to elect all directors of the Corporation.

B. PREFERRED STOCK.

1. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Deemed Liquidation,

a "**Liquidation**"), the holders of Shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value (as defined in the next sentence) of all Shares held by such holder, plus all unpaid accrued and accumulated dividends on all such Shares (whether or not declared), if any. "**Liquidation Value**" means, with respect to any Share on any given date, the original issue price of the Preferred Stock (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Preferred Stock). If there are any remaining assets of the Corporation after the payment or distribution (or setting aside for payment or distribution) to the holders of the Preferred Stock, then all such remaining assets will be distributed among the holders of the then outstanding shares of Common Stock pro rata according to the number of shares of Common Stock held by each holder thereof.

(b) Deemed Liquidation. The occurrence of a Change of Control (as defined immediately below (such event, a "**Deemed Liquidation**") shall be deemed a Liquidation for purposes of this Section (B)(1). Upon the consummation of any such Deemed Liquidation, the holders of the Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under this Section B(1) upon the occurrence of a Liquidation, including the right to receive the full preferential payment from the Corporation of the amounts payable with respect to the Preferred Stock under Section B(1)(a) hereof. "**Change of Control**" means (a) any sale, lease, or transfer or series of sales, leases or transfers of all or substantially all of the assets of the Corporation; (b) any sale, transfer, or issuance (or series of sales, transfers, or issuances) of capital stock by the Corporation or the holders of Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer, or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation; or (c) any merger, consolidation, recapitalization, or reorganization of the Corporation with or into another Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

2. Conversion.

(a) Conversion by Corporation. Subject to the provisions of this Section 2, beginning three years after the Date of Issuance, the Corporation shall have the right by written election to the holders of all or any portion of the outstanding Shares of Preferred Stock (including any fraction of a Share). Each share of Preferred Stock shall be converted into three shares of Common Stock. "**Date of Issuance**" means, for any Share of Preferred Stock, the closing date on which an investor purchases one or more shares of Preferred Stock.

(b) Procedures for Conversion; Effect of Conversion. In order to effectuate a conversion of Shares of Preferred Stock pursuant to this Section (B)(2), the Corporation shall (a) submit a written notice to a holder that the Corporation elects to have the Shares converted, the number of Shares to be converted and (b) instruction to the holder to surrender, along with such written election, to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen, or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such Shares hereunder shall be deemed effective sixty (60) days from the date of the notice of Conversion. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof. All Shares of Preferred Stock converted as provided in this Section (B)(2) shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time other than the right of the holder to receive shares of Common Stock in exchange therefor.

3. Voting. The Preferred Shares are non-voting.

Article 5

To the extent permitted by the Act and these Articles, as the same may be supplemented, amended or replaced, action required or permitted to be taken by the shareholders of the Corporation at a shareholders' meeting may be taken without a meeting if the action is taken by the holders of at least a majority of all the shares entitled to vote on the action signed by the holders of at least a majority of the shares, and filed in the corporate minute book. Prompt notice of any action taken by less than unanimous written consent in lieu of a meeting shall be given to all shareholders entitled to vote on such action.

Article 6

Subject to any additional vote required by these Articles or the Bylaws of the corporation, in furtherance and not in limitation of the powers conferred by the Act, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

Article 7

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so specify.

Article 8

To the extent permitted by Section 2.02(b)(4) of the Act, no director of the Corporation shall be personally liable to the Corporation or its shareholders for money damages for any action taken, or the failure to take any action, solely as a director, based on a failure to discharge his or her own duties in accordance with Section 8.30 of the Act. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification to (and advancement of

expenses to) directors, officers and agents of the Corporation (and any other persons to which the Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by the Act. Any amendment, repeal or modification of the foregoing provisions of this Article shall not adversely affect any right or protection of any director, officer, or other agent of the Corporation existing at the time of such amendment, repeal or modification. If the Act is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act as so amended.

Dated this 8 day of April, 2020

By: ______________________________
Jonathan Morgor

Title: President